6120 S. Yale Avenue    •    Suite 805    •    Tulsa    •    OK     •    74136-4217

Phone 918-481-1119    •    Fax 918-492-0990

May 4, 2011

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
NGL Energy Partners LP
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-172186
Filed April 28, 2011

Dear Mr. Owings:

        Set forth below are the responses of NGL Energy Partners LP, a Delaware limited partnership ("we" or the "Partnership"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated May 3, 2011 with respect to Amendment No. 3 ("Amendment No. 3") to the Partnership's Form S-1 initially filed with the Commission on February 11, 2011, File No. 333-172186 (the "Registration Statement"). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement ("Amendment No. 4"). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 4, and Amendment No. 4 marked to show all changes made since the initial filing of Amendment No. 3.

        Each response is prefaced by the exact text of the Staff's corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Prospectus Cover Page

1.
Please remove the references to "Joint Book-Running Managers," "Lead Managers," and "Co-Managers" on the cover page, since this information is not required by Item 501 and is not key to an investment decision. Refer to Item 501 of Regulation S-K and Rules 420(a) and 421(d) of Regulation C.

Response:    We have revised the Prospectus Cover Page of Amendment No. 3 accordingly.

Capitalization, page 39

2.
Please clarify whether the $3.8 million distribution to be paid to the NGL Energy LP Investor Group in May 2011 described in footnote (4) is the same as the $3.85 million distribution for taxable income allocated to your existing limited partners described on page 54.

Response:    We have revised Amendment No. 3 throughout to clarify that all descriptions of a distribution to members of the NGL Energy LP Investor Group prior to the completion of the offering refer to a single distribution of approximately $3.9 million to be paid in May 2011 for taxable income allocated to our existing limited partners.

Partnership Unaudited Pro Forma Cash Available for Distribution, page 47

3.
Please explain to us why the pro forma depreciation adjustment of $7,554 for the fiscal year ended March 31, 2010 does not agree to that within the pro forma financial statements presented on page F-7, or revise. We note the amount disclosed on page F-7 for depreciation and amortization expense is $6,754.

Response:    The difference of $800 between the $7,554 reflected in the pro forma cash available for distribution computation and the $6,754 disclosed in the pro forma statement of operations for the year ended March 31, 2010 is due to the add back of amortization of certain contract intangible assets that is classified in cost of sales in the pro forma statement of operations rather than in depreciation and amortization, consistent with the policy for the historical financial statements of NGL Supply. We have added a footnote to the table for the pro forma cash available for distribution to disclose that classification method. Please see page 47 and footnote (6) on page 48.

Security Ownership of Certain Beneficial Owners and Management, page 138

4.
With respect to any beneficial owner whose common units are subject to the overallotment option, include a selling shareholder table listing the unit amounts such person might have redeemed if identical units are sold for the over-allotment option and identify each such beneficial owner as a "deemed underwriter" in the event the over-allotment option is exercised.

Response:    We have revised Amendment No. 3 accordingly. Please see page 138.

Certain Relationships and Related Party Transactions, page 140

5.
Please revise this section to discuss the redemption of common units held by the NGL Energy LP Investor Group. The discussion should include the reasons for the redemption, the principle followed to determine the redemption price, the identity of the persons making the determination, and the original cost of the common units. Please also file as exhibits any documents relating to this arrangement. Refer to Item 404 of Regulation S-K.

Response:    We have revised Amendment No. 3 accordingly. Please see page 142. We will file a Form of Redemption Agreement as an exhibit to a future amendment to the Registration Statement.

Agreements with Affiliates, page 142

6.
Please disclose the approximate dollar value of the amount involved under the shared services agreement with HOH, as indicated in your response to comment 25 in your letter dated March 22, 2011.

Response:    While we have not yet entered into the shared services agreement with HOH, we anticipate that the annual payments to the Partnership from HOH under the agreement will be approximately $25,000 annually. We have revised Amendment No. 3 to disclose the approximate dollar value of the amount involved under the agreement. Please see page 142.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

7.
We note your new disclosure on page F-2 that your pro forma condensed consolidated financial statements do not include the planned distribution of $3.8 million to the NGL Energy LP Investor Group to be paid on May 6, 2011. Please revise to give pro forma effect to the distribution contemplated or explain to us why you are not required to do so. Refer to SAB Topic 1.B.3 and Rule 11-01 of Regulation S-X.

Response:    We have revised the pro forma financial statements to give pro forma effect to the distribution declaration in accordance with Topic 3420 of the Division of Corporation Finance Financial Reporting Manual, including adding a pro forma balance sheet as of December 31, 2010 to the interim financial statements as of December 31, 2010 for such distribution declaration.

        If you have any questions or comments concerning these responses, please call Craig Jones, our Chief Financial Officer, at (918) 481-1119 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,
NGL Energy Partners LP
By:	NGL Energy Holdings LLC, its general partner
By:	/s/ H. MICHAEL KRIMBILL H. Michael Krimbill Chief Executive Officer
cc:
David P. Elder, Akin Gump Strauss Hauer & Feld LLP

William N. Finnegan, IV, Latham & Watkins LLP